Exhibit 8.2

August 2, 2017

Brekford Traffic Safety, Inc.

7020 Dorsey Road

Hanover, Maryland 21076

Novume Solutions, Inc.

14420 Albemarle Point Place, Suite 200

Chantilly, VA 20151

Brekford Merger Sub, Inc.

14420 Albemarle Point Place, Suite 200

Chantilly, VA 20151

Re:	Second Amended and Restated Agreement and Plan of Merger by and among KeyStone Solutions, Inc., Novume Solutions, Inc., KeyStone Merger Sub, Inc., Brekford Merger Sub, Inc., and Brekford Traffic Safety, Inc., dated as of July 12, 2017.

Ladies and Gentlemen:

We have acted as counsel to Brekford Traffic Safety, Inc. (“the Company”), a Delaware corporation), in connection with the proposed merger (the “Merger”) into the Company of Brekford Merger Sub, Inc. (“Brekford Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Novume Solutions, Inc. (“Novume”), a Delaware corporation, and the simultaneous merger of KeyStone Solutions, Inc. (“KeyStone”), a Delaware corporation and wholly-owned subsidiary of Novume, into Keystone Merger Sub, Inc. (“Keystone Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Novume. The Merger will occur pursuant to the Second Amended and Restated Agreement and Plan of Merger by and among the Company, Brekford Merger Sub, Novume, KeyStone and KeyStone Merger Sub, dated as of July 12, 2017, as it may be amended (the “Merger Agreement”). This opinion is being delivered in connection with Novume’s registration statement on Form S-4, as amended, relating to the proposed Merger pursuant to the Merger Agreement (the “Registration Statement”), to which this opinion appears as an exhibit. Capitalized terms not defined herein have the meanings specified in the Merger Agreement.

Pursuant to Section 8.3 (d)(i) of the Merger Agreement, you have requested our opinion regarding whether, on the basis of the facts and assumptions set forth herein, (A) gain or loss is recognized for federal income tax purposes by Novume, Brekford or Brekford Merger Sub as a result of the formation of Brekford Merger Sub and the Merger of Brekford Merger Sub with and into Brekford; and (B) gain or loss is recognized for federal income tax purposes by the stockholders of Brekford upon their exchange of Brekford Common Stock for the Brekford Merger Consideration pursuant to such Merger.

I.	Facts

We have reviewed the Registration Statement, the Merger Agreement, and the other certificates (including an officer’s certificate) and documents relevant to our opinion. In rendering our opinion, we have examined and, with your consent, are expressly relying upon the truth and accuracy of the statements, covenants, representations, and warranties contained herein and therein.

A.	Overall transaction

In connection with the Merger, Keystone has formed Novume as a wholly owned subsidiary, and Novume has formed KeyStone Merger Sub and Brekford Merger Sub. Pursuant to the Merger Agreement, Brekford Merger Sub will merge with and into the Company, with the Company surviving, and KeyStone will merge with and into Keystone Merger Sub, with KeyStone Merger Sub surviving. As a result of these transactions, Novume will own 100% of the Company and 100% of KeyStone Merger Sub (which in turn will own all of the assets and liabilities of KeyStone).

B.	The Merger

Contingent upon shareholder approval, pursuant to the Merger Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”) Brekford Merger Sub will merge with and into the Company at the Effective Time. Upon the Merger, Brekford Merger Sub will cease to exist and the Company will continue as the surviving corporation, with no change in the composition of its assets or liabilities and carrying on its historic business operations. Any assets or liabilities of Brekford Merger Sub will become the assets and liabilities of the Company.

At the Effective Time, each share of Company Common Stock issued and outstanding immediately before the Effective Time shall be converted into 1/15th of one share of Novume Common Stock. No fractional shares will be issued upon the surrender of Company Common Stock.

At the Effective Time, each option and warrant granted by the Company to purchase shares of Company Common Stock that is outstanding and unexercised immediately before the Effective Time will be assumed by Novume and converted into an option or warrant to purchase the number of shares of Novume Common Stock for such exercise price and on the other terms and conditions set forth in Section 2.8 of the Merger Agreement.

If, prior to the Effective Time, outstanding shares of Company Common Stock are changed to a different number of shares by reason of any reclassification, capitalization, split-up, combination or exchange of shares, or stock dividend, an appropriate and proportionate adjustment will be made in the number of shares of Novume Common Stock into which the Company Common Stock will be converted in the Merger.

C.	Business purpose for the Merger

The purpose of the Merger, together with the other transactions contemplated by the Merger Agreement, is to combine the businesses of KeyStone and the Company, as further discussed in the Registration Statement.

The Company was formed in 1998 to provide public safety solutions, including vehicle technology and upfitting solutions to federal, state, and local government clients. Since 2010 it has provided full turnkey automated traffic safety enforcement (“ATSE”) solutions, including speed and red light camera systems. The majority of the Company’s sales are to government agencies: the Company assists such agencies in attempting to reduce deaths and accidents on public roadways.

KeyStone was formed in March 2016 as a holding company for the purpose of creating or acquiring professional services companies that provide support to the government contracting industry. KeyStone was formed through a corporate reorganization of AOC Key Solutions, Inc. (“AOC Key Solutions”) which became a wholly owned subsidiary of Keystone. On January 25, 2017, KeyStone acquired Firestorm Solutions, LLC and Firestorm Financing, LLC (collectively, “Firestorm”). Keystone intends to foster communication and knowledge transfer by constructing a bridge across which efficiencies and best practices will be shared between the private sector and the government.

AOC Key Solutions is a business development and consulting firm that assists government contractors in many aspects of their businesses. Its primary services cover all aspects of the government procurement process, including identifying individual and teaming opportunities, understanding and meeting qualification standards, team development and coordination, proposal strategy and development, and other aspects of support for clients prior to and after winning government contracts.

Firestorm is a nationally recognized leader in crisis management, crisis communications, emergency response, and business continuity. Firestorm is focused on prevention in addition to planning and response initiatives. Firestorm offers services to federal contractors that enhance their ability to manage risk and respond to adverse events, thereby minimizing people, brand, reputation, financial, legal, and regulatory impacts.

The management of the Company and KeyStone believe that the combination of the Company and KeyStone presents the opportunity to realize significant value for both companies. AOC Key Solutions has the ability to assist the Company in identifying new opportunities to meet the needs of government entities looking for the types of products and services that the Company offers. Firestorm can approach local municipalities to educate them about the Company’s products and services, thereby expanding the implementation of these programs, products, and services. Firestorm has expertise in designing programs to identify threats, develop strategies and plans to mitigate those threats, and educate all stakeholders on their roles and responsibilities in responding to such threats, should they materialize. The Company has proven solutions that change driver behavior, thereby reducing the number of traffic infractions in municipalities that have implemented these solutions. Therefore, Firestorm and the Company expect to be able to profitably collaborate to expand the development of comprehensive life-saving programs for municipalities.

Novume is being used as a holding company for the merged companies so that each of the Company, AOC Key Solutions, and Firestorm can pursue their existing lines of business separately while achieving certain economies and benefits from pooled management, shared regulatory compliance costs, and other complementary resources that can assist in supporting Novume’s growth. Through internal growth and strategic acquisitions, Novume seeks to develop its core business as a service provider to global and domestic companies that do business with governments both in the United States and abroad. In selective situations, Novume will also seek to serve as a partner or incubator for emerging businesses, like the Company’s automated traffic safety enforcement business, where an understanding of government contracting procedures and contacts with other seasoned providers of government services or products can be critical to success.

II.	Representations

In rendering our opinion, we are expressly relying upon the truth and accuracy of the following facts, which the officers of the Company, Novume, and Brekford Sub have represented to be true:

1. Original documents (including signatures) are valid and authentic, documents submitted to us as copies conform to the original documents, and there has been due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

2. The Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement and the Registration Statement, without the waiver or modification of any of the terms or conditions contained therein, and the Merger will be effective under applicable state law.

3. All statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true, complete and correct, and no actions have been taken or will be taken which are inconsistent with such statements, descriptions or representations or which make any such statements, descriptions or representations untrue, incomplete or incorrect at the Effective Time.

III.	Analysis

A.	Treatment of the Merger as a reorganization under Code section 368(a)(1)(A)

Under Code section 368(a)(1)(A), the term “reorganization” includes a statutory merger or consolidation. Treasury Regulations (“Reg.”) sec. 1.368-2(b)(1)(ii) provides that a statutory merger or consolidation is a transaction effected pursuant to the statute or statutes necessary to effect the merger or consolidation, in which transaction, as a result of the operation of such statute or statutes, and at the effective time of the transaction, all of the assets and liabilities of one corporation become the assets and liabilities of another corporation, and the separate legal existence of the target corporation ceases for all purposes.

Under Code section 368(a)(2)(E), a transaction that otherwise qualifies under Code section 368(a)(1) “shall not be disqualified by reason of the fact that stock of a corporation… which before the merger was in control of the merged corporation is used in the transaction” provided that (i) after the transaction, the corporation surviving the merger holds substantially all of its properties and of the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction); and (ii) in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation. See Reg. Sec. 1.368-2(j)(3).

Pursuant to the Merger Agreement, in the Merger Brekford Merger Sub will merge into the Company pursuant to the DGCL. As a result of the Merger, Brekford Merger Sub will cease to exist and the Company will survive. In the Merger, all assets of Brekford Merger Sub will be transferred to the Company and the Company will continue to hold substantially all of its own assets. Moreover, the stockholders of the Company will surrender, in return for stock in Novume, stock representing control of the Company (more than 80% of the voting stock of the Company) as measured immediately before the transaction, and immediately after the transaction Novume will control the Company. After the transaction, the Company will hold substantially all of its properties and substantially all of the properties of Brekford Merger Sub. The Company has represented that it has not made any significant distributions or redemptions of its assets prior to the Merger, and that it has no plan or intention to sell or dispose of any of its assets or the assets acquired in the Merger, except for dispositions made in the ordinary course of business. As such, the Merger should satisfy the requirements of Code sections 368(a)(1)(A)

and 368(a)(2)(E) and Reg. Sec. 1.368-2(b)(1)(ii) and 1.368-2(j). (A merger such as the one involving the Company, where a subsidiary (Brekford Merger Sub) of the acquiring corporation (Novume) is merged into the target company (the Company), and the shareholders of the target company receive stock in the acquiring corporation, is referred to as a “reverse triangular merger”.)

B.	Additional requirements

In addition to the requirements discussed above, Reg. Sec.1.368-1(b) and 1.368-2(g) provide that the following requirements must be met for a transaction to qualify as a Code section 368 reorganization: (i) there must be continuity of interest in the new enterprise on the part of persons who, directly or indirectly, were the owners of the enterprise prior to the reorganization, (ii) there must be continuity of business enterprise, (iii) the transaction must have a valid business purpose and (iv) the transaction must be pursuant to a plan of reorganization.

1.	Continuity of interest

Reg. Sec. 1.368-1(e) provides that the continuity of interest requirement is satisfied if a substantial part of the value of the proprietary interest in the target corporation is preserved in the reorganization. Continuity of interest requires that in substance a substantial part of the value of the proprietary interests in the target corporation be preserved in the reorganization. A proprietary interest in the target corporation is preserved if, in a potential reorganization, it is exchanged for a proprietary interest in the issuing corporation, it is exchanged by the acquiring corporation for a direct interest in the target corporation enterprise, or it otherwise continues as a proprietary interest in the target corporation. Example 1 of Reg. Sec. 1.368-1(e)(2)(v) provides that the receipt of 40% of acquiring company stock and 60% cash by target shareholders preserves a substantial part of the value of the proprietary interest in the target corporation and therefore satisfies the continuity of interest test requirement.

In the Merger, stockholders of the Company will, in the aggregate, receive stock of Novume in exchange for 100% of their Company stock, except to the extent that dissenting shareholders, if any, obtain cash pursuant to their rights under the DGCL with respect to the Merger. The Company has represented, and we assume, that any dissenting shareholders should own only an immaterial amount of Company stock. In addition, Novume has represented that there is no existing plan or intention by Novume or any person related to Novume to acquire or redeem any of the stock of Novume issued in the Merger, either directly or through any transaction, agreement, or arrangement with any other person. Based on these representations, the continuity of interest requirement should be met.

2.	Continuity of business enterprise

Reg. Sec. 1.368-1(d) provides that continuity of business enterprise exists if the acquiring corporation either continues the acquired corporation’s historic business or uses a significant portion of the acquired corporation’s historic business assets in a business. (For purposes of Section 1.368-1(d) Novume is the acquiring corporation and the Company is the acquired corporation, see Reg. Sec. 1.358-6(b)(2). The use of the Company’s assets by the Company as a subsidiary of Novume constitutes the use of the assets by Novume. Reg. Sec. 1.368-1(d)(4)(i).)

Novume and the Company have represented that, following the Merger, the Company will continue its historic ATSE business, and use a significant portion of its business assets in the ATSE business, and that there is no plan or intention to sell, otherwise dispose of, or lose control of any of the Company assets owned at the time of the Merger, except for dispositions in the ordinary course of business.

In February 2017, the Company sold the assets that it had used in another business, its Vehicle Services business. Under Reg. Sec. 1.368-1(d)(2)(ii), if the target corporation had more than one business, in order to meet the continuity of business requirement the acquiring company is required to continue only one of those businesses as long as the business that is continued is a significant one. Under Reg. Sec. 1.368-1(d)(3)(iii) the determination of whether a corporation’s historic assets that are used in a business are considered “significant” is based on the importance of those assets to the operation of the business (although other factors, such as the net fair market value of those assets, may also be considered).

In our opinion, the sale of the Vehicle Services business should not result in the Company failing to meet the business continuity requirement. Following the sale of those assets, the Company retained more than 60% of its pre-sale fixed assets and continued to use those assets in the ATSE business. The retained assets were necessary to, and an integral part of the operation of, the ATSE business. In addition, the Company retained 100% of the proprietary technology used by it in the ATSE business prior to the sale and continued to use those assets in the ATSE business. The proprietary technology is also an essential part of the ATSE business. Therefore, in our opinion, following the Merger, the Company should be viewed as continuing to use a significant portion of its historic business assets in a business within the meaning of the regulations. See Laure v. Com’r., 653 F.2d 253 (6th Cir. 1981) (retention of 27% of the target’s assets was “significant” under the Regulations).

Moreover, in our opinion, following the Merger the Company should be viewed as conducting a significant historic business within the meaning of the Regulations. An example in the Regulations concerning the continuation of an historic business posits that the merging company had three businesses of approximately equal value, sold two of them before the merger, and continued to operate the remaining one. The example states that the company met the continuity of business requirement because, following the merger, it was only required to operate one of the three significant businesses. In the case of the Company, while the Vehicle Services business (a retail business) generated greater revenues than the ATSE business, the ATSE business generated greater gross profits during 2016 (and approximately the same amount of gross profits during 2015). Both businesses employed approximately the same number of employees – the Company had 46 employees before the Vehicle Services business was sold, and 23 employees after it was sold. The ATSE business had been conducted continuously since 2010 (the Vehicle Services business since 2000). The ATSE business had 15 customers before the sale of the Vehicle Services business, and 14 customers after the sale (and the loss of one customer was unrelated to the sale). In Berry Petroleum Co. v. Commissioner, 104 T.C. 584 (1991), the Tax Court determined that the taxpayer met the continuity of business requirement under Section 382 (a test that, according to the Court, is similar to the Section 368 requirement) even though it sold its more valuable business just prior to the reorganization and then continued to operate its less valuable business. While it is by no means clear that the Vehicle Services business was the more valuable of the two businesses owned by the Company, Berry Petroleum makes it clear that in any event there is no requirement for the business that is continued to be the dominant business.

As noted in the discussion above, the Vehicle Services business sold in February, 2017 constituted an important part of the Company’s total business. This sale raises a factual issue as to whether the portion of the business that was retained was “significant” within the meaning of the Treasury Regulations. If the portion of the business that was retained was not “significant”, the merger would fail the continuity-of-business test and would not be a tax-free reorganization. While we believe that the portion of the business that was retained was significant within the meaning of the Treasury Regulations, the absence of a precise definition of the term “significant” in the Regulations, and the lack of case law that addresses the meaning of the term under the Regulations, means that the resolution of this issue is not free from doubt. Nonetheless it is our opinion, based on the regulatory and judicial authorities available, that the Company should be viewed as both retaining a significant portion of its assets to use in a continuing business and continuing a significant line of an historic business and, therefore, should meet the continuity of business requirement of the Regulations.

3.	Business purpose

Reg. Sec. 1.368-2(g) provides that a reorganization must be undertaken for reasons germane to the continuance of the business of a corporation a party to the reorganization.

The Company, Novume, and Brekford Merger Sub have represented that the Merger is undertaken for good and valid business purposes, including assisting the Company in identifying new opportunities to meet the needs of government entities looking for the types of products and services that the Company offers. Based upon the foregoing, the business reasons for the Merger should constitute a valid business purpose and the business purpose requirement should be satisfied.

4.	Plan of reorganization

Under Reg. Sec. 1.368-2(g), there must be a plan of reorganization in order for an acquisition to qualify as a reorganization under Code section 368(a). The Merger Agreement should satisfy the requirement that the Merger be completed pursuant to a plan of reorganization.

C.	Consequences of the Merger

1.	Company stockholders

Code section 354(a)(1) provides that “no gain or loss shall be recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization.” Both Novume and the Company are parties to a reorganization. Section 368(b)(2) provides: “In the case of a reorganization qualifying under subsection (a)(1)(A) by reason of subsection (a)(2)(E), the term “party to a reorganization” includes the controlling corporation referred to in subsection (a)(2)(E)” (i.e., Novume). Reg. Sec. 1.368-2(f) defines the term “party to a reorganization” to include, in the case of a reverse triangular merger, the issuing corporation (Novume), and the target corporation (the Company). Pursuant to the Merger, Stockholders holding Company Common Stock will exchange their Company Common Stock for Novume Common Stock. Accordingly, under Code section 354(a)(1) the holders of Company Common Stock should recognize no gain or loss on the exchange.

2.	Novume, Brekford Merger Sub and the Company

Code section 1032 provides that “no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation”. Reg. Sec. 1.1032-1 states: “The disposition by a corporation of shares of its own stock (including treasury stock) for money or other property does not give rise to taxable gain or deductible loss to the corporation regardless of the nature of the transaction or the facts and circumstances involved.” Therefore, Novume should not recognize any gain or loss on the transfer of its stock to the stockholders of the Company.

Code Section 361 provides: “No gain or loss shall be recognized to a corporation if such corporation is a party to a reorganization and exchanges property, in pursuance of the plan of reorganization, solely for stock or securities in another corporation a party to the reorganization.” While the issue is not entirely free from doubt, Brekford Merger Sub should be treated as a party to the reorganization even if it does not receive securities of Brekford in the Merger. See Reg.

Sec. 1.368-2(f) (“Both corporations are parties to the reorganization if, under statutory authority, Corporation A is merged into Corporation B.”) Therefore, Novume should recognize no gain or loss on the transfer of property to Brekford Merger Sub.

If Brekford Merger Sub transfers solely cash to the Company in the Merger, Brekford Merger Sub will recognize no gain because it has not transferred an appreciated asset.

If Brekford Merger Sub is deemed to transfer stock of Novume to the Company in return for stock of the Company, Brekford Merger Sub will recognize no gain or loss under Section 361.

The Company itself does not make a transfer in the Merger and so incurs no tax consequences as a result of the Merger.

IV.	Opinions

Based upon and subject to the foregoing, and subject to the qualifications and limitations stated herein, we are of the opinion that, for U.S. federal income tax purposes:

1. The Merger should qualify as a reorganization within the meaning of Code section 368(a).

2. No gain or loss should be recognized for U.S. federal income tax purposes by the Company, Novume, or Brekford Merger Sub as a result of the formation of Brekford Merger Sub or the Merger of Brekford Merger Sub into the Company.

3. No gain or loss should be recognized for U.S. federal income tax purposes by the stockholders of the Company upon their exchange of Company Common Stock solely for Novume Common Stock pursuant to the Merger.

In addition to the matters set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below.

We express no opinion, including in respect of any U.S. federal, state, local, foreign or other tax consequences, concerning any tax consequences of the Merger other than those specifically set forth herein. In addition, we express no opinion concerning any transaction other than the Merger, or any transaction whatsoever, including the Merger, if, to the extent relevant to our opinion, either (i) all the transactions described in the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement and without waiver or breach of any provisions thereof or (ii) all of the representations, warranties, statements and assumptions upon which we have relied are not true and accurate at all relevant times.

This opinion represents and is based on our best judgment regarding the application of U.S. federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. As the facts surrounding the Merger are complex, and the tax consequences of the Merger depend in part on a factual determination of whether the continuity of business requirement is met by the Company, we cannot conclude with absolute certainty that the Merger will be treated as a tax-free reorganization, and we have rendered our opinion at a “should” level. While no opinion is a guarantee, subject to the assumptions and conditions stated herein, a “should” level opinion reflects a reasonably high level of confidence (and significantly higher than a “more likely than not” level) that the positions set forth in this opinion would be sustained.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any changes (including changes that have retroactive effect) (i) in applicable law or (ii) in any information, document, corporate record, covenant, statement, representation, or assumption on which our opinion is based that becomes untrue or incorrect.

This opinion is rendered for your use in connection with the Merger, pursuant to the requirements of Section 8.3 (d)(i) of the Merger Agreement, and in connection with the filing by Novume of the Registration Statement. This opinion may not be relied upon by anyone to whom it is addressed for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm or corporation for any purpose, without our prior written consent, except that this opinion may be furnished or quoted to the legal counsel of the persons to whom it is addressed and to judicial regulatory authorities having jurisdiction over such persons, and provided, however, that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name in the proxy statement/prospectus therein under the caption “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Sichenzia Ross Ference Kesner LLP Sichenzia Ross Ference Kesner LLP

11